ARI Network Services, Inc.
10850 West Park Place, Suite 1200
Milwaukee, Wisconsin 53224

June 18, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

RE:

ARI Network Services, Inc.
Registration Statement on Form S-1
File No. 333-188093

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of ARI Network Services, Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on Thursday, June 20, 2013, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company’s outside counsel, C.J. Wauters, at
(414) 287-9663, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ Roy W. Olivier

Roy W. Olivier

President and Chief Executive Officer

cc:

C.J. Wauters